Exhibit (a)(2)(A)

July 9, 2010

Dear Stockholder:

On June 10, 2010, LQ Acquisition Inc., commenced a tender offer to purchase all of the outstanding shares of common stock of Life Quotes, Inc. (“Life Quotes”) not already owned by LQ Acquisition Inc. for $4.00 per Share in cash without interest.

The Board of Directors of Life Quotes established a Special Committee, comprised solely of independent directors who are neither affiliated nor associated with LQ Acquisition Inc., to review and evaluate the tender offer.

The Special Committee has unanimously determined that the tender offer is fair to Life Quote’s unaffiliated stockholders. Accordingly, the Special Committee unanimously recommends, on behalf of Life Quotes, that the stockholders of Life Quotes, accept the tender offer and tender their shares of common stock pursuant to the tender offer. The Board of Directors also recommends, on behalf of Life Quotes, that the stockholders of Life Quotes accept the tender offer and tender their shares of common stock pursuant to the tender offer.

In making its determination, the Special Committee and the Board of Directors carefully considered a number of factors, including the written opinion of Raymond James, financial advisor to the Company, to the effect that the $4.00 per Share cash consideration to be received by Life Quotes stockholders in the tender offer is fair, from a financial point of view, to the stockholders of the Company (other than LQ Acquisition Inc.).

Enclosed with this letter is a Solicitation/Recommendation Statement on Schedule 14D-9 that contains the recommendation of the Special Committee and the Board of Directors, which explains the reasons behind the recommendation and also discusses the background of the tender offer. The full text of the Raymond James opinion is attached as exhibit (d)(2) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010.

The Special Committee and the Board of Directors encourage you to review the enclosed Schedule 14D-9 in its entirety because it contains important information.

Thank you for your careful consideration of this matter.

Sincerely,

/s/ Timothy F. Shannon
Timothy F. Shannon

/s/ Bruce J. Rueben
Bruce J. Rueben

/s/ Richard F. Gretsch
Richard F. Gretsch

/s/ William V. Thoms
William V. Thoms

/s/ Admiral Jeremiah A. Denton Sr.
Admiral Jeremiah A. Denton Sr.

/s/ John B. Hopkins
John B. Hopkins

Members of the Board of Directors other than Robert S. Bland